SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 2)




                    INDEPENDENCE COMMUNITY BANK CORP.
_______________________________________________________________________________
                             (Name of Issuer)



                 COMMON STOCK, $0.01 PAR VALUE PER SHARE
______________________________________________________________________________
                      (Title of Class of Securities)



                               453414  10 4
______________________________________________________________________________
                              (CUSIP Number)



                             December 31, 2000
______________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)


                             Page 1 of 6 Pages

CUSIP NO. 453414  10 4                                      Page 2 of 6 Pages
______________________                                      _________________

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Independence Community Foundation, E.I.N. 11-34 22729
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                (b) [ ]

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Non-stock corporation incorporated in Delaware
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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER

     1,408,218
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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     VOTING POWER

     0
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     DISPOSITIVE POWER

     1,408,218
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER

     0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,408,218
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.34%
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12.  TYPE OF REPORTING PERSON

     EP


CUSIP NO. 453414  10 4                                      Page 3 of 6 Pages
______________________                                      _________________

ITEM 1(a) NAME OF ISSUER:

          Independence Community Bank Corp.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          195 Montague Street
          Brooklyn, New York  11201

ITEM 2(a) NAME OF PERSON FILING:

          Independence Community Foundation

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          182 Atlantic Avenue
          Brooklyn, New York  11201

ITEM 2(c) CITIZENSHIP:

          Non-stock corporation incorporated in Delaware

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.01 per share

ITEM 2(e) CUSIP NUMBER:

          453414  10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

          [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

               1,408,218

CUSIP NO. 453414  10 4                                      Page 4 of 6 Pages
______________________                                      _________________

          (b) Percent of class:
              2.34% (based upon 60,283,274 shares issued and outstanding as of December 31, 2000)

          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote 1,408,218
              (ii)  Shared power to vote or to direct the vote    0
              (iii) Sole power to dispose or to direct the disposition of
                    1,408,218
              (iv) Shared power to dispose or to direct the disposition of 0


     The Independence Community Foundation (the "Foundation") was formed in connection with the conversion and reorganization of Independence Community Bank (the wholly owned subsidiary of Independence Community Bank Corp.). Under the terms of the approval authorizing the establishment of the Foundation, shares of Common Stock owned by the Foundation are required to be voted in the same ratio as all other shares of Common Stock on all proposals presented to stockholders for consideration.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
          the following    [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.


CUSIP NO. 453414  10 4                                      Page 5 of 6 Pages
_____________________                                       _________________

ITEM 10.  CERTIFICATIONS.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP NO. 453414  10 4                                      Page 6 of 6 Pages
______________________                                      _________________


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Independence Community Foundation


Date: February 14, 2001                By:  /s/ Edward F. Gentner, Jr.
                                          ----------------------------------
                                          Name:  Edward F. Gentner, Jr.
                                          Title: Secretary